August 7, 2019

Via E-mail

Opallycia A. Kandelas
Province of Ontario
Ontario Financing Authority
One Dundas Street West
Suite 1400
Toronto, Ontario M5G 1Z3

Re:      Province of Ontario
         Registration Statement under Schedule B
         Filed July 12, 2019
         File No. 333-232626

         Form 18-K for Fiscal Year Ended March 31, 2018, as amended
         Filed December 18, 2018, January 29, 2019, February 7, 2019, February 13, 2019, April 15, 2019, April 25, 2019, and June 20, 2019
         File No. 002-31357

Dear Ms. Kandelas:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

      1. To the extent possible, please update all statistics and information to provide the most recent data.
 Opallycia A. Kandelas
Province of Ontario
August 7, 2019
Page 2

Schedule B

General

   2. Where appropriate, please discuss any potential material effects of the pending approval in the United States of the USMCA and Brexit on the economy.

Where You Can Find More Information, page 2

   3. Please specifically incorporate by reference all amendments to Form 18-K filed and disclose the filing dates of each amendment. We note that we issued this comment in
      2016.

Canadian Income Tax Considerations, page 7

   4. Please delete the statement that "[t]his summary is of a general nature only." We note that we issued this comment in 2016.

Form 18-K
Exhibit 99.2

Ontario Savings Bonds, page 26

   5. Please disclose the interest rate for variable rate debt.

Ontario, Housing Market Indicators, 2014-2017, page 53

   6. Please discuss why the Province presents real residential construction in 2007 dollar whereas real economic data elsewhere is presented using chained 2012 dollars.

Closing Comment

       We remind you that the issuer is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Opallycia A. Kandelas
Province of Ontario
August 7, 2019
Page 3

        Please contact Ellie Quarles, Special Counsel, at (202) 551-3238 or Michael Coco, Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance

cc:    Jason Lehner
       Shearman & Sterling LLP